                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               EFC Bancorp, Inc.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                  268423-10-0
               ___________________________________________________
                                 (CUSIP Number)

                               December 31, 1998
           ___________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /x/ Rule 13d-1(b)

   /_/ Rule 13d-1(c)

   /_/ Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO.  268423-10-0                       13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Elgin Financial Center, S.B.
        Employee Stock Ownership Plan
        IRS ID No.  00-0000000
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois chartered stock savings institution's employee stock benefit plan organized in Illinois.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF                599,314

       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY              0

      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH                 599,314

      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON                - 0 -

        WITH
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        599,314
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              8.0% of 7,491,434 shares of Common Stock outstanding as of December 31, 1998.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                          ELGIN FINANCIAL CENTER, S.B.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:

            EFC Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1695 Larkin Avenue
            Elgin, Illinois  60123-5944

Item 2(a)   Name of Person Filing:
            Elgin Financial Center, S.B.
            Employee Stock Ownership Plan
            Trustee:  Marine Midland Bank
                      140 Broadway, 11th Floor
                      New York, NY  10005

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            1695 Larkin Avenue
            Elgin, Illinois  60123-5944

Item 2(c)   Citizenship:

            Illinois chartered stock savings institution's employee stock benefit plan organized in Illinois.


Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number:  268423-10-0

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 599,314 shares of the issuer. This number of shares represents 8.0% of the common stock, par value $.01, of the issuer, based upon 7,491,434 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 599,314 of the shares and shares voting power over 0 shares.
            The reporting person has the sole power to dispose or direct the disposition of 599,314 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 18, 1999
                  _______________________________________________
                                     (Date)

                              /s/ Barrett J. O'Connor
                  _______________________________________________
                                   (Signature)


                                  President/CEO
                  ___________________________________________________
                                     (Title)









                              Page 5 of 5 pages